For Immediate Release

Sears Canada to Seek Approval for a Number of Transactions and Stay Period Extension to November 7, 2017

Toronto, ON, September 29, 2017 - Sears Canada Inc. (“Sears Canada” or the “Company”) today announced that it and certain of its subsidiaries (the “Sears Canada Group”) has filed motion materials regarding a number of orders it will seek from the Ontario Superior Court of Justice (Commercial List) (“Court”) on October 4, 2017, including approval of transactions in respect of 11 of its leased retail store locations, one leased fulfillment centre, one of its owned properties, and two going-concern transactions for certain business sections of the Company. The Company will also be seeking an extension of the stay period to November 7, 2017.

During the stay period, Sears Canada is continuing to operate its retail stores and website at sears.ca, featuring new Fall and Holiday apparel, accessories and home fashions as it continues its restructuring efforts and continues to serve Canadians with great quality products at outstanding prices.

On August 31, 2017, the Sale Advisor and the Monitor received a potential going concern bid (the “Initial Management Bid”) put forward by Brandon Stranzl, Executive Chairman of Sears Canada. The Initial Management Bid had numerous conditions, including financing and due diligence conditions. Mr. Stranzl provided an amended bid on September 25, 2017. Understanding, among other components, the role a successful bid could play in saving jobs, Sears Canada advisors continue to engage with Mr. Stranzl with the goal of enhancing the value and reducing the conditionality of the proposed transaction.

Real Property Transactions

The Company has entered into a number of Lease Surrender Agreements and a Lease Amending Agreement that will result in the exit of the retail locations listed below, subject to various closing conditions including the approval of the Court. Details regarding associated liquidation sales are being developed and will be communicated in due course, but it is contemplated that the liquidation sales will generally occur over the coming months. The retail locations listed below currently employ approximately 1,200 employees. The Company has also entered into an agreement of purchase and sale relating to its Garden City location in Winnipeg, and has entered into a Lease Transfer Agreement relating to the small-parcel fulfillment centre in Calgary. Further details regarding each agreement are included in the respective motion materials that will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada.

Sears Full-Line	Sears Home
Nanaimo North Town Centre, BC	Kelowna, BC
Brentwood Town Centre, Burnaby, BC
Kelowna, BC
Polo Park, Winnipeg, MB
Lime Ridge Mall, Hamilton, ON
Oakville Place, Oakville ON
Fairview Mall, North York, ON
Scarborough Town Centre, ON
Fairview Pointe-Claire, QC
Avalon Mall, St. John’s, NL

Contemplated Transactions

Sears Canada has filed motion materials regarding two transactions where it is contemplated that the new owners would continue to operate the businesses. Purchase prices were not disclosed. The transactions are subject to a variety of closing conditions, including approval of the Court:

•
S.L.H. Transport Inc. / Transports S.L.H. Inc. (“SLH”) - SLH provides domestic and cross-border truckload delivery and freight management services within North America, both to Sears Canada and to various third-party customers. Sears Canada has entered into an asset purchase agreement regarding SLH with an affiliate of C.A.T. Inc. where it is contemplated that the majority of SLH’s employees (including those employed by SLH’s subsidiary, 168886 Canada Inc.) will receive firm offers of employment from the new owners.

•
Sears Canada Home Improvements Business - The three businesses under this umbrella are Sears Oil Services, Sears Heating and Cooling and Sears Duct Cleaning (collectively, the “Home Improvements Business”). Confort Experts (“Confort”) has been operating the Home Improvements Business on Sears Canada’s behalf for the past several years, and all of the employees of the Home Improvements Business are employed directly by Confort. Sears Canada has entered into an asset purchase agreement for portions of the Home Improvements Business with Confort where it is contemplated that there would be a seamless continuation of service for the Home Improvements Business customers, as follows:

◦	Sears Oil Services - Ontario, Quebec, New Brunswick, Nova Scotia, PEI and Newfoundland and Labrador

◦	Sears Heating & Cooling - Quebec, New Brunswick, Nova Scotia, PEI and Newfoundland and Labrador

◦	Sears Duct Cleaning - Select markets in Quebec

Further details regarding each contemplated transaction are included in the respective motion materials that will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada.

Additional Information

The Sears Canada Group was granted an Initial Order and protection under the Companies’ Creditors Arrangement Act (“CCAA”) on June 22, 2017. The stay period has been extended to October 4, 2017. The Sears Canada Group received the Court's approval of a SISP to seek out proposals for the acquisition of, or investment in, the Sears Canada Group's business, assets and/or leases, and to implement one or a combination of proposals.

Copies of the Company’s motion materials are available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois.

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:

FTI Consulting:

Telephone:    416.649.8113
Toll Free:    1 855-649-8113

Email:        searscanada@fticonsulting.com
Web:        http://cfcanada.fticonsulting.com/searscanada.

Media contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca